

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2020

David Nassif
Chief Financial Officer
Axovant Gene Therapies Ltd.
Suite 1, 3rd Floor
11-12 St. James' Square
London SW1Y 4LB, United Kingdom

> **Re: Axovant Gene Therapies Ltd.**
> **Registration Statement on Form S-3**
> **Filed January 10, 2020**
> **File No. 333-235889**

Dear Mr. Nassif:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John McKenna, Esq.